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                              April 20, 2023

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed March 30,
2023
                                                            File No. 333-267461

       Dear Jing Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed March 30,
2023

       General

   1. Please update your financial statements and corresponding financial information throughout the filing
to comply with Item 8.A.4 of Form 20-F.
   2. Please revise to update your disclosure regarding the CSRC Trial Administrative
                                                        Measures. Describe
their impact on you and your ability to offer or continue to offer securities to foreign
investors, including the securities being registered. Disclose whether you and relevant
parties to this transaction have complied with your obligations under the
                                                        Trial Administrative
Measures and the risks to you and investors of non-compliance. In this regard, we note
that it appears your offering is now subject to CSRC review because
 Jing Hu
AgiiPlus Inc.
April 20, 2023
Page 2
       the Trial Administrative Measures took effect on March 31, 2023 and your registration statement was not declared effective prior to that time.
3. We note the revised disclosure on page 177 regarding the $9.7 million shares to be issued to certain investors immediately prior to closing at a price of between $3.0 and $3.50 per share. Please revise Risk Factors to address in quantitative and qualitative terms the discount based on the mid-point of the range in this offering. With a view to disclosure, advise us why the investors will receive what appears to be an approximately 33%
       discount to the current offering price.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJing Hu
                                                            Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                            Office of Real
Estate & Construction
April 20, 2023 Page 2
cc:       Guillaume de Sampigny
FirstName LastName